UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 11, 2005

ART Advanced Research Technologies Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

Canada ———————————————————————————————————
(Jurisdiction of incorporation or organization)

2,300 Alfred-Novel Blvd. Saint-Laurent Quebec H4S 2A4 Canada
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

See Press Releases dated July 11, 2005, July 14, 2005 and July 19, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ART Advanced Research Technologies Inc.

Date: July 20, 2005	By:	Sébastien Gignac
	Name:	Sébastien Gignac
	Title:	Corporate Secretary & General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated July 11, 2005
99.2	Press release dated July 14, 2005
99.3	Press release dated July 19, 2005